On December 6, 2023, Nasdaq Listing Qualifications staff (Staff) notified Liberty Resources Acquisition Corp. (the Company) that it determined to delist the Company based on noncompliance with several Rules, including Rule 5450(b)(2)(A), Rule 5450(b)(2)(B), and Rule 5450(a)(2). On December 13, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (the Panel) pursuant to Rule 5815.
A Panel hearing was held on March 7, 2024. On March 25, 2024, the Panel issued a decision to delist the Company securities.
On April 8, 2024, the Company exercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (the Council) pursuant to Rule 5820(a). On June 20, 2024, the Council issued a decision that affirmed the Panel decision to delist the Company securities. On July 25, 2024, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).